

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 14, 2009

Mr. Stewart Wallach
Chief Executive Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

   Re: **CHDT Corporation**
      Preliminary Information Statement on Schedule 14C
      Filed July 29, 2009, as revised August 12, 2009
      File No. 000-28831

Dear Mr. Wallach:

  We have completed our review of your preliminary iformation statement and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director